FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Disclosure under Section 302 of the Companies Act, 1956

To the Members :

Disclosure under Section 302 of the Companies Act, 1956

I.
The Board of Directors of ICICI Bank Limited (ICICI Bank/ the Bank) at its Meeting held on April 25, 2009, (based on the recommendation of the Board Governance & Remuneration Committee) appointed Mr. M. S. Ramachandran as an additional Director effective April 25, 2009. Mr. Ramachandran holds a Bachelors degree in Mechanical Engineering. He joined Indian Oil Corporation in 1969 and worked in several areas before being appointed as Director (Planning & Business Development) in 2000. He was Chairman of Indian Oil Corporation from 2002 to 2005. Mr. M. S. Ramachandran was conferred with Chemtech-Pharma Bio Hall of Fame Award, 2005 for outstanding contribution to the petroleum and petrochemicals industry. Mr. M. S. Ramachandran holds office upto the date of the forthcoming Annual General Meeting.

II.
Mr. V. Vaidyanathan, Executive Director of ICICI Bank has been appointed effective May 1, 2009 as Managing Director & CEO of ICICI Prudential Life Insurance Company Limited, the Bank's subsidiary company and has ceased to be a Director of the Bank effective that date.

III.
The Board of Directors of ICICI Bank at its Meeting held on April 25, 2009, decided (based on the recommendation of the Board Governance & Remuneration Committee) to appoint Mr. Sandeep Bakhshi, Managing Director & CEO, ICICI Lombard General Insurance Company Limited, as wholetime Director (designated as Executive Director) of ICICI Bank effective May 1, 2009 for a period of five years, subject to the approval of Reserve Bank of India and the Members. The Board vide Circular Resolution passed on May 8 , 2009 designated him as Deputy Managing Director effective May 1, 2009.

Mr. Sandeep Bakhshi is a Bachelor of Mechanical Engineering and has a post graduate diploma in Management from Xavier Labour Relations Institute. He joined erstwhile ICICI Limited in 1986 in the project finance department. He was elevated to the rank of General Manager in 2000. In 2002, he was appointed as Managing Director & CEO of ICICI Lombard General Insurance Company Limited, the Bank's subsidiary company. Mr. Bakhshi will be responsible for retail and rural banking.

The Board has approved remuneration to Mr. Sandeep Bakhshi as detailed below:

Salary :

In the range of Rs. 300,000 to Rs. 1,000,000 per month.

The Board or any Committee thereof, in its absolute discretion and from time to time, will fix within the range stated above, the salary payable to Mr. Sandeep Bakhshi.

Perquisites :

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme/s and rule/s applicable to retired wholetime Directors of the Bank or the members of the staff, as the case may be, from time to time, for the aforesaid benefits.

In case Bank-owned accommodation is not provided, Mr. Sandeep Bakhshi shall be eligible for house rent allowance of Rs. 100,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Bank.

Contd. .....2

Bonus:

An amount up to the maximum limit permitted under Reserve Bank of India guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

In the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Sandeep Bakhshi shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

The above remuneration is within the limits prescribed by the applicable provisions of the Companies Act, 1956.

Mr. Sandeep Bakhshi shall not be subject to retirement by rotation during his tenure as wholetime Director. However, in order to comply with the Articles of Association of ICICI Bank and the Companies Act, 1956, he shall be liable to retire by rotation, if, at any time, the number of non-rotational Directors exceed one-third of the total number of Directors. If he is re-appointed as Director immediately on retirement by rotation, he shall continue to hold his office of wholetime Director and the retirement by rotation and re-appointment shall not be deemed to constitute a break in his appointment.

Memorandum of Interest of Directors

No Director except Mr. Sandeep Bakhshi is in any way concerned or interested in the above appointment and payment of remuneration.

Copy of the Resolution passed by the Board at its Meeting held on April 25, 2009 and the Circular Resolution passed on May 8, 2009, in respect of the above, may be inspected at the Registered/Corporate Office of ICICI Bank between 10.30 a.m. and 12.30 p.m. on all working days except Saturday.

By Order of the Board

Sandeep Batra
Group Compliance Officer &
Company Secretary

May 9, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 12, 2009	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan
			Title:	Assistant General Manager